EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended January 31,
	2010	2009	2008	2007	2006

Income before minority interest
and income taxes	$13,903	$41,525	$61,195	$62,586	$63,444

Fixed charges	17,120	14,110	10,761	9,714	8,805

Capitalized interest	(89)	(164)	(252)	(299)	-

Total earnings	$30,934	$55,471	$71,704	$72,001	$72,249

Interest expense
(including capitalized interest)	$4,097	$1,437	$499	$375	$379

Amortized premiums and expenses	956	662	53	53	63

Estimated interest within rent expense	12,067	12,011	10,209	9,286	8,363

Total fixed charges	$17,120	$14,110	$10,761	$9,714	$8,805

Ratio of earnings to fixed charges	1.81	3.93	6.66	7.41	8.21

Schedule II-Valuation and Qualifying Accounts
Conn's, Inc.

Col A	Col B	Col C		Col D	Col E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts- Describe	Deductions- Describe1	Balance at End of Period

Year ended January 31, 2008
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$821	1,908	-	(1,769)	$960

Year ended January 31, 2009
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$960	4,273	-	(1,260)	$3,973

Year ended January 31, 2010
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$3,973	9,086	-	(3,439)	$9,620

1 Uncollectible accounts written off, net of recoveries